Exhibit 99.8

Deloitte & Touche Corporate Finance Canada Inc. BCE Place 181 Bay Street Suite 1400 Toronto ON M5J2V1 Canada

Tel: 416601-6150 Fax: 4166016151 www.deloitte.ca
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS’ CONSENT
We consent to the use of our report dated February 8, 2006, appearing in this Annual Report on Form 40-F of Brookfield Asset Management Inc. (the “Company”) for the year ended December 31, 2005.
Independent Registered Chartered Accountants
Toronto, Ontario, Canada
March 31, 2006
COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA — UNITED STATES OF AMERICA REPORTING DIFFERENCES
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as certain of the changes described in Note 1(u) to the consolidated financial statements. Our report to the shareholders of the Company dated February 8, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the report of Independent Registered Chartered Accountants when the change is properly accounted for and adequately disclosed in the financial statements.
As discussed in Note 1 (u) (i) to the consolidated financial statements, effective January 1, 2005, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” (“VIEs”) without restatement of prior periods. AcG 15 requires consolidation of VIEs by the primary beneficiary, which is defined to include the party which has exposure to the majority of a VIE’s expected losses and/or expected residual returns.
As discussed in Note 1(u) (ii) to the consolidated financial statements, the Company adopted an amendment to CICA Handbook Section 3860, “Financial Instruments — Disclosure and Presentation” (“CICA 3860”), retroactively with restatement of prior periods. The amendment to CICA 3860 requires financial instruments that may be settled in cash or the equivalent value of a variable number of the issuer’s equity instruments to be presented as a liability.
Independent Registered Chartered Accountants
Toronto, Ontario, Canada
March 31, 2006